FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

For the month of November 2005
Commission File Number: ___________________

                       TTI TEAM TELECOM INTERNATIONAL LTD.
                 (Translation of registrant's name into English)


         7 Martin Gehl Street, Kiryat Aryeh, Petach Tikva 49512, Israel
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                        Form 20-F_X____                Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):-------------


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):---------------


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes____                  No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The financial statements in Exhibit 2 of this report furnished on Form 6-K are hereby incorporated by reference into the Registrant's Registration Statements on Form S-8 (File Nos. 333-101979 and 333-127097) and Form F-3 (File Nos. 333-122236 and 333-128138), to be a part thereof from the date on which this report is submitted, to the extent not superceded by documents or reports subsequently filed or furnished.

                                    CONTENTS

This report on Form 6-K of the registrant consists of the following documents, which are attached hereto and incorporated by reference herein:


1. Press Release: TTI Telecom Demonstrates its Latest Security and Mediation Solutions at Telemanagement World 2005, dated November 8, 2005.

2. Press Release: TTI Telecom Reports Breakeven Third Quarter Results Driven by Strong Revenue Growth and Lower Expenses, dated November 16, 2005.



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        TTI Team Telecom International Ltd.


Date: November 17, 2005                 By:  /s/Israel (Eli) Ofer
                                            --------------------
                                        Israel (Eli) Ofer
                                        Chief Financial Officer

                                  EXHIBIT INDEX

Exhibit                Description
Number                 of Exhibit


1 Press Release: TTI Telecom Demonstrates its Latest Security and Mediation Solutions at Telemanagement World 2005, dated November 8, 2005.


------------------------------ -------------------------------------------------
2 Press Release: TTI Telecom Reports Breakeven Third Quarter Results Driven by Strong Revenue Growth and Lower Expenses, dated November 16, 2005.
------------------------------ -------------------------------------------------

                                    EXHIBIT 1




Corporate Contacts:

-------------------------------------------------- -----------------------------
       Alon Zelzion                         Dvora Madmon
       Executive VP Worldwide Sales         Manager, Marketing Communications
       TTI Telecom Ltd.                     TTI Telecom Ltd.
       T: +1.972.3.926.9216                 T: +972 3.926.9127
       F: +1.972.3.922.1249                 F: +972-3-922-1249
       alonz@tti-telecom.com                dvoram@tti-telecom.com
-------------------------------------------------- -----------------------------

                TTI TELECOM DEMONSTRATES ITS LATEST SECURITY AND
                     MEDIATION SOLUTIONS AT TELEMANAGEMENT
                                   WORLD 2005

Hoboken, New Jersey - November 8, 2005 - TTI Team Telecom International Ltd. (NASDAQ: TTIL) (`the Company'), a global supplier of Operations Support Systems
(OSS) and Business Support Systems (BSS) to communications service providers, announced its attendance at this year's TMW (Nov. 8-10) in the Adams Mark Convention Center, Dallas TX. Visitors to booth #226 will learn how TTI Telecom helps its clients strengthen security, accelerate response times and reduce operational costs.

TTI Telecom will be answering questions regarding their latest line of innovative telecom OSS solutions and showing their industry proven fault and performance solutions. The TTI Telecom team will also discuss ways to leverage the power of convergent networks, and present live demonstrations of its modular Security, Provisioning and Mediation products.

TTI Telecom's team will be on hand to discuss service providers' challenges in protecting today's network from internal and external security threats. TTI Telecom will also be highlighting the role of OSS in the prevention of both malicious and accidental damage to the network.

TTI Telecom is also participating in the TeleManagement World Catalyst Showcase MTOSI Triple Play demo. This Multi-Technology Operations Systems Interface catalyst demonstrates a solution for service providers looking to integrate selected OSS products from multiple vendors in a timely, vendor-independent manner. TTI will be showing a live demo of its MTOSI standard based API's.

TTI Telecom's live demonstrations of its Security, Activation and Mediation products will illustrate how these products improve activation success rates and service provisioning speeds, allow for proactive service assurance, and enable service providers to effectively manage both the network layer and the service layer in multi-domain networks. The TTI Telecom Team will be focusing on showing the following products:

SecureAccess

Manages, Inspects, Controls and Analyzes all users with direct network element access via a centralized secured AAA (Authentication, Authorization & Audit) solution providing complete control over anyone who deals with your network.

Activate

Automates network activation commands enabling zero touch provisioning with online monitoring and problems resolution. Real multi technology cross-domain support enabling immediate revenue generation and rapid ROI.

Mediation Studio

Simplify your network connectivity utilizing TTI's flexible bi-directional mediation platform. Enabling libraries lifecycle management supporting a variety of protocols connecting to network elements and OS/EMS systems. Easy to use administration GUI and version management enables quicker and uncomplicated integration.


Note: To schedule a product demonstration at TMW 2005, contact Dvora Madmon at: dvoram@tti-telecom.com or 011-972-67-779127





About TTI Telecom:

TTI Team Telecom International Ltd. offers advanced, modular and integrated software products and services for Operations Support Systems ("OSS") and Business Support Systems ("BSS") to telecom service providers. TTI Telecom is uniquely positioned to bridge legacy and next-generation, network and service infrastructures with its Netrac-based service assurance, fulfillment and revenue assurance solutions. With Netrac, service providers can reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Over 60 service providers worldwide have deployed TTI Telecom's solutions, supported by offices globally. For additional information, please visit www.tti-telecom.com.

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.

                                       ###

                                    EXHIBIT 2




Corporate Contacts:

----------------------------------------------------- --------------------------
            Meir Lipshes                            Sanjay Hurry
            Chairman and Interim CEO                Investor Relations Officer
            TTI Telecom Ltd.                        TTI Telecom Ltd.
            T: +1.972.3.922.1262                    T: +1.201.795.3883
            F: +1.972.3.922.1249                    F: +1.201.795.3920
            meirl@tti-telecom.com                   sanjay@tti-telecom.com
----------------------------------------------------- --------------------------

                   TTI TELECOM REPORTS BREAKEVEN THIRD QUARTER
                     RESULTS DRIVEN BYSTRONG REVENUE GROWTH
                               AND LOWER EXPENSES

- Company Reports Slight Profit and Achieves Positive Cash Flow; New Bookings of $13m Increases Backlog -


Petach Tikva, Israel - November 16, 2005 - TTI Telecom International Ltd. (NASDAQ: TTIL), ("the Company'), a global supplier of Operations Support Systems
(OSS) and Business Support Systems (BSS) to communications service providers, today announced results for the third quarter ended September 30, 2005.

Total revenues for the third quarter were $11.6 million, up 14% sequentially and up 61% when compared to $7.2 million for the third quarter of 2004. Operating income for the quarter was $15,000 (fifteen thousand dollars) compared to an operating loss of $9.9 million for the same quarter last year. Net income for the third quarter was $105,000 (one hundred and five thousand dollars) or $0.01 per basic and diluted share, versus a loss of $11.3 million, or $0.95 per diluted share, in the same period a year before. The Company maintains no debt and ended the quarter with $33.1 million in cash and liquid investments, or $2.48 per diluted share.

Total revenues for the nine months ended September 30, 2005 were $31.0 million versus $27.9 million for the same period last year. Operating loss for the nine months was $7.4 million compared to loss of $22.3 million for the same period of 2004. Net loss for the nine months was $9.1 million, or $0.75 per diluted share, versus a net loss of $23.4 million, or $1.97 per diluted share, last year. Net loss per share for the nine months of 2005 includes the deemed dividend associated with the Beneficial Conversion of Preferred Shares.

"Our better than expected financial performance this quarter was the result of strong revenue generation and lower than anticipated operating expenses resulting from the restructuring steps we took earlier in the year," stated Meir Lipshes, chairman and Interim CEO of TTI Telecom. "Revenues were sequentially higher, driven in large part by follow-on orders generated from our installed customer base, and contributed to a slightly profitable quarter and positive cash flow. We also generated $13 million in new orders from a mix of new and existing customers.

"In achieving breakeven operating results one quarter ahead of schedule, we have fulfilled the primary goal of our turnaround plan and can now focus on building on this foundation," concluded Lipshes. "Subsequent to the close of the quarter, we appointed Ruben Markus as CEO, and believe his skills and experience will leverage what has been achieved in 2005 to date to pursue greater growth in 2006 and beyond."


3Q05 Earnings Conference Call Information

A conference call has been scheduled for today at 9:00am ET in which management will discuss the results of the quarter. The call can be accessed via live webcast through the Investor Relations portion of the TTI Telecom web site, www.tti-telecom.com. A telephone replay of the call will also be available starting one hour after the completion of the call until 5:00pm ET on November 23, 2005. To access the replay, please dial +1.888.286.8010 (International dialers can call +1.617.801.6888), participant code "48589778". The webcast of the conference call will be archived on the TTI Telecom web site.






About TTI Telecom:

TTI Team Telecom International Ltd. Offers advanced, modular and integrated software products and services for Operations Support Systems ("OSS") and Business Support Systems ("BSS") to telecom service providers. TTI Telecom is uniquely positioned to bridge legacy and next-generation, network and service infrastructures with its Netrac-based service assurance, fulfillment and revenue assurance solutions. With Netrac, service providers can reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Over 60 service providers worldwide have deployed TTI Telecom's solutions, supported by offices globally. For additional information, please visit www.tti-telecom.com.

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.

                              - tables to follow -


TTI TELECOM INTERNATIONAL LTD.
--------------------------------------------------------------------------------
STATEMENT OF INCOME
--------------------------------------------------------------------------------
(in thousands of U.S. dollars, except per share data)

                                                       Three Months Ended                         Nine Months Ended
                                                          September 30,                             September 30,

                                                         2005                 2004                  2005                2004
                                                        ---------          --------     -----------------    ----------------
Revenues

  Product                                               $7,196               $3,532               $17,697             $16,333
  Services                                               4,447                3,708                13,257              11,612
                                              -----------------    -----------------     -----------------    ----------------
Total revenues                                          11,643                7,240                30,954              27,945
                                              -----------------    -----------------     -----------------    ----------------

Cost of revenues:
  Product                                                3,535                3,148                10,260              13,004
  Services                                               2,319                2,576                 7,009               7,040
  Impairment of capitalized software

  development costs                                          0                2,475                     0               2,475

                                              -----------------    -----------------     -----------------    ----------------
Total cost of revenues                                   5,854                8,199                17,269              22,519
                                              -----------------    -----------------     -----------------    ----------------

Gross profit (loss):                                     5,789                (959)                13,685               5,426
                                              -----------------    -----------------     -----------------    ----------------


Operating expenses:
  Research & development, net                            2,283                2,597                 6,953               8,596
  Sales and marketing                                    2,150                4,756                 9,575              14,291
  General and administrative                             1,341                1,620                 4,559               4,871
                                              -----------------    -----------------     -----------------    ----------------
Total operating expenses                                 5,774                8,973                21,087              27,758

Operating income (loss)                                     15              (9,932)               (7,402)            (22,332)
Financial income, net                                      114                  243                   311                 589
                                              -----------------    -----------------     -----------------    ----------------

Income (loss) before taxes                                 129              (9,689)               (7,091)            (21,743)
Taxes                                                       24                1,584                    51               1,642

                                              -----------------    -----------------     -----------------    ----------------
Net income (loss)                                          105             (11,273)              $(7,142)           $(23,385)

                                              -----------------    -----------------     -----------------    ----------------
Deemed  dividend  associated  with Beneficial                0                    0               (1,981)                   0
Conversion of Preferred Shares (*)

Net  income  (loss)  attributed  per share to
Ordinary shares                                           $105            $(11,273)              $(9,123)           $(23,385)
                                              =================    =================     =================    ================


Net  income  (loss)  attributed  to  Ordinary
shareholders - basic and diluted                         $0.01              $(0.95)               $(0.75)             $(1.97)
                                              =================    =================     =================    ================
Weighted  average  number of shares  used for       13,330,995           11,872,052            12,143,607          11,872,052
computing   diluted  net  income  (loss)  per
share to ordinary shareholders
                                              =================    =================     =================    ================


Weighted  average  number of shares  used for
computing  basic net income  (loss) per share
to ordinary shareholders                            12,940,046           11,872,052            12,143,607          11,872,052
                                              =================    =================     =================    ================


--------------------------------------------------------------------------------

(*) The Company has amended its basic and diluted EPS for the first quarter of 2005 to reflect the recognition of a $2 million non-cash charge as a deemed dividend to preferred shareholders associated with the beneficial conversion feature of preferred shares issued in the quarter. The charge has no effect on the Company's net loss for the quarter, however, its impact requires the revision of basic and diluted EPS to $(0.58) from the $(0.41) published in its Q1 2005 press release dated May 24, 2005. The beneficial conversion feature was calculated in accordance with EITF No. 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios" and EITF No. 00-27, "Application of issue No. 98-5 to Certain Convertible Instruments".


                         TTI TELECOM INTERNATIONAL LTD.

CONSOLIDATED BALANCE SHEET
--------------------------------------------------------------------------------
(in thousands of U.S. dollars)
                                                                          September 30,                   December 31,

                                                                              2005                              2004

                                                                        ------------------                    ------------
ASSETS

CURRENT ASSETS:
Cash and cash equivalents                                                         $11,670                      $5,472

Short term bank deposits                                                            1,668                       2,372
Marketable securities                                                              18,719                      12,626
Trade receivables, net                                                              3,987                       6,755
Unbilled receivables                                                                1,258                       1,491
Related parties                                                                         0                         150
Prepaid expenses and other accounts receivable                                      2,116                       3,265
                                                                        ------------------         -------------------

Total current assets                                                               39,418                      32,131
                                                                        ------------------         -------------------


LONG-TERM INVESTMENTS:
Long term deposits                                                                  1,072                         923
Investment in affiliate                                                               165                         165
Severance pay fund                                                                  2,946                       3,855
Long-term receivables                                                               2,964                       3,268
                                                                        ------------------         -------------------

Total long-term investments                                                         7,147                       8,211

                                                                        ------------------         -------------------

PROPERTY AND EQUIPMENT:
Cost                                                                               22,093                      22,584
Less - accumulated depreciation                                                    17,199                      16,710

                                                                        ------------------         -------------------
Property and equipment, net                                                         4,894                       5,874

                                                                        ------------------         -------------------

OTHER INTANGIBLE ASSETS, NET                                                          203                         281

                                                                        ------------------         -------------------

Total assets                                                                      $51,662                     $46,497
                                                                        ==================         ===================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Short-term bank debt                                                                   $0                        $967
Trade payables                                                                      2,963                       3,545
Related parties                                                                       262                           0
Deferred revenues                                                                   7,514                       4,642
Other accounts payable and accrued expenses                                         4,851                       6,171
                                                                        ------------------         -------------------
Total current liabilities                                                          15,590                      15,325
                                                                        ------------------         -------------------

ACCRUED SEVERANCE PAY                                                               3,799                       4,879
                                                                        ------------------         -------------------

SHAREHOLDERS' EQUITY
Share capital:
  Ordinary shares                                                                   1,960                       1,794
  Preferred shares                                                                    588                           0
Additional paid-in capital                                                         73,446                      58,881
Accumulated other comprehensive loss                                                (442)                       (226)
Retained earnings (Accumulated deficit)                                          (43,279)                    (34,156)

                                                                        ------------------         -------------------
Total shareholders' equity                                                         32,273                      26,293
                                                                        ------------------         -------------------

Total liabilities and shareholders' equity                                        $51,662                     $46,497
                                                                        ==================         ===================



TTI TELECOM INTERNATIONAL LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
(in thousands of U.S. dollars, except share data)



                                                                             Accumulated
                            Ordinary  shares   Preferred shares   Additional  other                         Total         Total
                            Number             Number             paid-in    comprehensive Accumulated   Comprehensive shareholder's
                            of         Share   of        Share
                            shares    capital  shares    capital   capital    loss **)      deficit          loss          equity
                            ------    -------  -------   -------  -------    ---------     --------     --------------  -----------



Balance as of
January 1, 2004            11,872,052  $1,794     -  $      -     $ 58,871   $ (214)    $  (4,662)                       $ 55,789
                                                                                                                               10
Exercise of stock options         889    *) -     -         -           10        -             -
Comprehensive loss:
Other  comprehensive
loss - unrealized  losses
on available-for-sale
marketable securities, net         -       -      -         -            -      (12)            -     $     (12)              (12)
Net loss                           -       -      -         -            -        -        (29,494)     (29,494)          (29,494)


                           --------------------------------------------------------------------------------------------------------
Total comprehensive loss                                                                              $ (29,506)
                                                                                                      ----------


Balance as of
December 31, 2004          11,872,941   1,794      -          -      58,881     (226)      (34,156)                         26,293

Unaudited

Issuance  of  Preferred
A  convertible  shares
and   warrants, net                 -       -   6,636,391    754     12,584        -            -                           13,338
Deemed   dividend
associated   with
Beneficial Conversion
feature of Preferred A
shares
                              -       -           -      -            1,981        -        (1,981)                              -
Conversion of Preferred
A convertible shares        1,457,275     166  (1,457,275)  (166)         -        -             -                               -

Comprehensive loss:
Other  comprehensive
loss - unrealized  losses
on available-for-sale
marketable securities, net          -       -                  -          -     (216)            -      $ (216)               (216)

   Net loss                         -       -                  -          -        -         (7,142)    (7,142)             (7,142)

                           --------------------------------------------------------------------------------------------------------

Total comprehensive loss                                                                              $ (7,358)
                                                                                                        ----------


Balance as of September
 30, 2005                   13,330,216 $ 1,960  5,179,116  $ 588    $ 73,446    (442)    $  (43,279)                    $   32,273
                            ========================================================================================================



Balance as of January 1,
2004                        11,872,052 $ 1,794          -    $ -    $ 58,871    (214)      $ (4,662)                    $   55,789

Comprehensive loss:
   Other  comprehensive
loss - unrealized  losses
on available-for-sale
marketable securities,
net                                  -       -          -      -           -    (181)             -   $   (181)               (181)
   Net loss                          -       -          -      -           -       -        (23,385)  $(23,385)            (23,385)

                            --------------------------------------------------------------------------------------------------------
                                                                                                      $(23,566)
                                                                                                       --------
Balance as of September
30, 2004                    11,872,052   $1,794       -    $-     $ 58,871      (395)      $(28,047)                    $   32,223
                            ==========   ======  ======    =====  ========     ======      =========                    ============


*) Represents an amount lower than $ 1.
**) Accumulated other comprehensive income (loss) on account of unrealized gains (losses) on available-for-sale marketable securities.
       The accompanying notes are an integral part of the consolidated financial statements.



TTI TELECOM INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
                         (in thousands of U.S. dollars)


                                                                                        Nine months ended               Year ended
                                                                                          September 30,                December 31,
                                                                                         ----------------        -----------------

                                                                                     2005                2004                2004

 Cash flows from operating activities:


 Net income (loss)                                                             $     (7,142)        $   (23,385)      $ (29,494)
 Adjustments  to reconcile net income (loss) to net cash provided by (used
   in) operating activities:
   Depreciation and amortization                                                       1,611                2,900             3,530
   Impairment of capitalized software development costs                                    -                2,475             3,597
   Realized loss (gain) on available-for-sale marketable securities                      (63)                (237)             (271)
   Loss (gain) from sale of property and equipment                                      (149)                 (10)               (5)
   Accrued interest on short-term bank deposits                                           23                   22                36
   Severance pay, net                                                                   (171)                 (29)             (199)
   Decrease (increase) in trade receivables                                            2,768                5,225             3,983
   Decrease in unbilled receivables                                                      233                1,842             5,099
   Decrease (increase) in long-term trade and unbilled receivables                       304                  (29)             (230)

   Deferred tax assets, net                                                                -                1,647             1,647
Decrease in other accounts receivables and prepaid expenses                            1,149                  456              (327)
   Decrease in trade payables                                                           (582)              (1,714)           (1,043)
   Increase (decrease) in related parties                                                412                 (700)           (1,326)
   Increase in deferred revenues                                                       2,872                1,276             1,051
   Increase (decrease) in other accounts payable and accrued expenses                 (1,320)              (1,795)                7
    Decrease in long-term prepaid expenses                                                 -                  200                 -
    Amortization   of  premium  and  accretion  of  accrued   interest  on
   available-for-sale marketable securities                                               51                  107               184
    Other
                                                                               -----------------    --------------    --------------

 Net cash used in operating activities                                                     (4)             (11,749)         (13,761)

                                                                               -----------------    --------------    --------------

 Cash flows from investing activities:

 Investment in short-term and long-term bank deposits                                  (1,948)                (883)          (3,091)
 Investment in available-for-sale marketable securities                               (20,611)              (2,664)          (1,096)
 Proceeds  from  sale  and  redemption  of  available-for-sale  marketable
   securities                                                                          14,314                6,667            7,734
 Proceeds from short-term and long-term bank deposits                                   2,480                1,044            1,676
 Proceeds from sale of property and equipment                                             265                   58               67
 Purchase of property and equipment                                                      (669)                (831)            (925)

                                                                               -----------------    --------------    --------------

 Net cash provided by (used in) investing activities                                   (6,169)               3,391            4,365
                                                                               -----------------    --------------    --------------




TTI TELECOM INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
                         (in thousands of U.S. dollars)


                                                                                        Nine months ended               Year ended
                                                                                          September 30,                December 31,
                                                                               ----------------------------------- -----------------

                                                                                          2005                2004            2004

Cash flows from financing activities:

 Short-term bank debt                                                                    (967)                -  0             967

 Proceeds from issuance of preferred shares, net                                       13,338                    0               -
                                                                               -----------------    --------------    --------------
 Proceeds from exercise of employee and consultant  stock options,  net of expenses

 Net cash provided by financing activities                                             12,371                    0             967

                                                                               -----------------    --------------    --------------

 Increase (decrease) in cash and cash equivalents                                       6,198               (8,358)         (8,429)

                                                                               -----------------    --------------    --------------
 Cash and cash equivalents at the beginning of the period                               5,472               13,901          13,901

                                                                               -----------------    --------------    --------------

 Cash and cash equivalents at the end of the period                                    11,670                5,543         $ 5,472

                                                                               =================    ==============    ==============


                                                                  ###